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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                                 AMENDMENT NO. 2
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
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                              SPECTRAN CORPORATION
                            (Name of Subject Company)

                            SEATTLE ACQUISITION INC.
                            LUCENT TECHNOLOGIES INC.
                                    (Bidders)
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                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
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                                    847598109
                      (CUSIP Number of Class of Securities)
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                             Pamela F. Craven, Esq.
                            Seattle Acquisition Inc.
                          C/o Lucent Technologies Inc.
                               600 Mountain Avenue
                          Murray Hill, New Jersey 07974
                                 (908) 582-8500
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
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                                   Copies to:

                             Irving L. Rotter, Esq.
                                 Sidley & Austin
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 906-2000

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                                  TENDER OFFER

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 21, 1999 with respect to the offer by Seattle Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock"), of SpecTran Corporation, a Delaware corporation (the "Company"), at $9.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.


ITEM 10.     ADDITIONAL INFORMATION.

         The first sentence of the last paragraph of Section 14 of the Offer to Purchase is hereby amended and restated as follows:

         The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent and the Purchaser and (except for the Minimum Condition), subject to the terms of the Merger Agreement, may be waived by Parent and the Purchaser in whole or in part at any time in their reasonable discretion.


SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 1999


                                          SEATTLE ACQUISITION INC.


                                          By:   /s/ PAMELA F. CRAVEN
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                                                Name: Pamela F. Craven
                                                Title: Vice President


                                          LUCENT TECHNOLOGIES INC.


                                          By:   /s/ PAMELA F. CRAVEN
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                                                Name: Pamela F. Craven
                                                Title: Vice President-Law